JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

17 January 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached the following:

1. Annual certification dated December 29, 2004 as to the attendance of the directors of JG Summit Holdings, Inc. during board meetings for the fiscal year ended December 31, 2004;

2. SEC Form 17-C dated January 7, 2005 regarding the official statement of JG Summit Holdings, Inc. regarding the information contained in the news article entitled "Gokongwei denies increasing stake in Singapore company";

3. SEC Form 17-C dated January 11, 2005 regarding the approval by the Securities and Exchange Commission of the amendment of the By-Laws of JG Summit Holdings, Inc.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

2004 DEC 29 AM 11 50

December 29, 2004

SECURITIES AND EXCHANGE COMMISSION
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan
Director
Corporation Finance Department

Gentlemen:

Re: **JG Summit Holdings, Inc.**
Annual certification as to the attendance of the directors during board meetings

Please find attached the annual certification as to the attendance of the directors of JG Summit Holdings, Inc. during board meetings for the fiscal year ended December 31, 2004.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/kds/

ANNUAL

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Annual certification as to the attendance of the directors during board meetings

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.		N/A
		Amended Articles Number/Section

	Total Amount of Borrowings	
	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ____________ LCU

Document I.D. ____________ Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby certify that:

1. I am the duly elected and qualified Corporate Secretary of JG SUMMIT HOLDINGS, INC. (the "Corporation"), with office address at the 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner P. Poveda St., Ortigas Center, Pasig City.

2. The meetings of the Board of Directors of the Corporation held during the fiscal year ended December 31, 2004 were attended by the following:

Date of Meetings	Attendees
January 13, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
February 12, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
March 11, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo

Date of Meetings	Attendees
April 13, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
May 5, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
May 26, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
June 3, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo

Date of Meetings	Attendees
July 22, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
July 27, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
August 2, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
September 22, 2004	John Gokongwei, Jr. James L. Go Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo

Date of Meetings	Attendees
October 6, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
November 11, 2004	John Gokongwei, Jr. James L. Go Johnson Robert L. Go, Sr. Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo
November 16, 2004	John Gokongwei, Jr. James L. Go Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo

Date of Meetings	Attendees
December 6, 2004	John Gokongwei, Jr. James L. Go Lance Y. Gokongwei Patrick Henry C. Go Lily Ngochua Ignacio Gotao Gabriel C. Singson Cornelio T.Peralta Ricardo J. Romulo Jose T. Pardo

IN WITNESS WHEREOF, I have hereunto set my hand this 29th day of December, 2004 at Pasig City, Metro Manila.

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this DEC 29 2004 day of ______ 2004 in QUEZON CITY, M.M. by the affiant who exhibited to me her Community Tax Certificate No. 13765581 issued on January 13, 2004 at Quezon City.

JOEL G. GORDOLA
Notary NOTARY PUBLIC
Until December 31, 2005
PTR No. 48932897; 1/5/04; Q.C.

Doc. No. 384;
Page No. 78;
Book No. 173;
Series of 2004.

/kds/

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news article entitled
"Gokongwei denies increasing stake in Singapore company"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

CENTRAL RECEIVING UNIT
Received by: [signature] 2

PSE Code HO-180

2005 JAN 7 AM 11 36

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 7, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated January 6, 2005 in response to the fax letter of PSE in Annex "B" below.

Annex "B" - Fax letter of PSE to the Company dated January 5, 2005 requesting for an official statement from the Company regarding the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "Gokongwei denies increasing stake in Singapore company" which appeared in the January 5, 2005 issue of Today.

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 7, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

January 6, 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Ma. Pamela D. Quizon-Labayen
Head, Disclosure Department

Christine D. Soto
Analyst, Disclosure Department

Gentlemen:

We refer to your fax-letter dated January 5, 2005 requesting JG Summit Holdings, Inc. (the "Company") to make an official statement with respect to the news article entitled "Gokongwei denies increasing stake in Singapore company" published in the January 5, 2005 issue of Today.

Please be advised that the Company denies the statement quoted in the above-mentioned news article on the purported acquisition by the Gokongwei group of Singapore Land for Singapore $1 billion or P34 billion.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

The Philippine Stock Exchange, Inc.

facsimile transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7519
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"Gokongwei denies increasing stake in Singapore company"
Sent	:	Wednesday, January 05, 2005

Dear Atty. Rivera:

This is in reference to the attached news article entitled "Gokongwei denies increasing stake in Singapore company" published in the January 5, 2005 issue of Today. The article reported that:

> "THE Gokongwei group yesterday denied it is increasing its stake in United Industrial Corp. (UIC), a listed Singapore holding firm which owns a majority stake in property developer Singapore Land Ltd.
>
> A source close to the Gokongwei said the group has not increased its stake in UIC, where its flagship holding firm JG Summit Holdings owns 25 percent since 1999.
>
> Singaporean newspapers have recently reported the Gokongwei group acquired Singapore Land for Singapore $1 billion or P34 billion).
>
> 'That's not true. The [Gokongwei] group already owns 25 percent of UIC, which owns 72 percent of Singapore Land since 1999.... JG Summit has owned shares in UIC since 1999,' the source said, when asked about the reported Singapore Land acquisition. xxx"

In view thereof, we would like to request for an official statement from the Company with regard to the information contained in the above-mentioned news article. We shall appreciate receiving your response on the foregoing matter **before 9:00 a.m. tomorrow, January 6, 2005,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted by:

MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

ANNEX "C"

JAN 05 2005
#4

TODAY 7
GETTING DOWN TO BUSINESS

Gokongwei denies increasing stake in Singapore company

By CATHY ROSE GARCIA
Senior Reporter

THE Gokongwei group yesterday denied it is increasing its stake in United Industrial Corp. (UIC), a listed Singapore holding firm which owns a majority stake in property developer Singapore Land Ltd.

A source close to the Gokongwei said the group has not increased its stake in UIC, where its flagship holding firm JG Summit Holdings owns 25 percent since 1999.

Singaporean newspapers have recently reported the Gokongwei group acquired Singapore Land for Singapore $1 billion or P34 billion).

"That's not true. The [Gokongwei] group already owns 25 percent of UIC, which owns 72 percent of Singapore Land since 1999... JG Summit has owned shares in UIC since 1999," the source said, when asked about the reported Singapore Land acquisition.

UIC started as a detergent company, which has expanded into a conglomerate with some 60 subsidiaries in information technology, magazine printing and packaging.

The bulk UIC's profits are derived from Singapore Land, which has developed most of the office buildings in the Singapore central business district.

United Overseas Bank is the controlling shareholder of UIC.

Based on JG Summit's 2003 annual report, UIC posted P13.44 billion in revenues in 2003.

UIC, which is listed on the Singapore stock exchange, posted a net loss of S$121.61 million in 2003 from a net loss of S$134.23 million in 2002.

The figures included an exceptional loss of S$187.5 million and S$206.96 million in 2003 and 2002, respectively due to the deficit on the revaluation of its investment properties.

However, excluding the asset revaluation deficit, UIC's profits from operations stood at S$65.88 million, 9.4 percent lower from the previous year.

This was attributed to lower rental income and loss on sale of associated companies.

Today: January 5, 2005

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Approval by the Securities and Exchange Commission of the Amendment of By-Laws of JG Summit Holdings, Inc.

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks: pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 11, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Relative to our disclosure on July 22, 2004 regarding the approval by the stockholders of JG Summit Holdings, Inc. (the "Corporation") of the resolutions of the Board of Directors amending the Amended By-Laws of the Corporation to include a provision on the required procedures for the nomination and election of independent directors pursuant to SEC Memorandum Circular No. 16 Series of 2002, this is to inform you that the Securities and Exchange Commission has approved the amendment of the By-Laws of the Corporation.

A copy of the Certificate of Filing of the Amended By-Laws is hereby attached.

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 11, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

REPUBLIC OF THE PHILIPPINES

SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills
City of Mandaluyong, Metro Manila

COMPANY REG. NO. 184044

CERTIFICATE OF FILING OF AMENDED BY-LAWS

KNOW ALL MEN BY THESE PRESENTS:

THIS IS TO CERTIFY that the Amended By-Laws of

JG SUMMIT HOLDINGS, INC.

copy annexed, adopted on May 26, 2004 by a majority vote of the Board of Directors and on July 22, 2004 by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock, and certified under oath by the Corporate Secretary and majority of the said Board was approved by the Commission on this date pursuant to the provisions of Section 48 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980, as amended, and copies thereof are filed with the Commission.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this Commission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 29th day of December, Two Thousand Four.

BENITO A. CATARAN
Director
Company Registration [illegible]

CERTIFIED MACHINE COPY
PAGE 1 OF 19 PAGES
VERIFIED BY: ____

JS/lea

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R . A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month · Day)
1 2	3 1		Second Thursday of June

AMENDED BY-LAWS

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

Document I.D.

LCU/ 4-12-04

Cashier

STAMPS

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CERTIFIED MACHINE COPY
PAGE 1 OF 25 PAGES
VERIFIED BY: ____

AMENDED BY-LAWS

OF

JG SUMMIT HOLDINGS, INC.

ARTICLE I

SUBSCRIPTION, ISSUANCE AND TRANSFER OF SHARES

SECTION 1. SUBSCRIPTIONS. Unpaid subscriptions to the capital stock of the Corporation shall be due and payable in accordance with the terms of the subscription agreement, if provided for, or at any time, or from time to time, as they shall be declared due and payable by the Board of Directors. Unless otherwise provided in the subscription agreement, no interest shall be due on unpaid subscriptions until such subscriptions are declared delinquent.

SECTION 2. STOCK CERTIFICATES. Each stockholder shall be entitled to a certificate for fully paid stock subscriptions in his name in the books of the Corporation which shall be signed by the Chairman of the Board and Chief Executive Officer and countersigned by the Secretary of the Corporation and sealed with the corporate seal certifying the number of fully paid-up shares owned by him. All such certificate shall be issued in consecutive order from a certificate book, and shall be numbered and registered in the order in which they are issued, and on the stub of each certificate issued to him. Every certificate returned to the Corporation for the exchange or transfer of shares shall be canceled, and attached to the stock certificate book from which it originated. No certificate evidencing previously issued shares shall be created until the old certificates corresponding to such shares shall have been canceled and returned to its stock certificate book. The necessary documentary stamp taxes for the issuance of new certificates arising from the transfer of shares shall be borne by the stockholder in whose favor such shares are assigned or transferred.

SECTION 3. TRANSFER OF SHARES. Transfers of shares shall be made only on the books of the Corporation by the holders in person or by attorney authorized by power in writing, so as to show the name and citizenship or nationality of the parties to the transaction, the date of transfer, the numbers of the certificates and the number of shares transferred, and on the surrender of the certificates for such shares properly endorsed. And upon such transfer the old certificate shall be surrendered to the Corporation by delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom it shall be canceled, and new certificate shall thereupon be issued. All certificates presented for transfer to the Corporation must be stamped "CANCELLED" on the face thereof together with the date of cancellation, and must be immediately attached to the corresponding stub in the stock book. Whenever any transfer of shares shall be made for

collateral security, and not absolutely, such fact, if known to the Secretary or to said transfer agent, shall be so expressed in the entry of the transfer. Provided that, no issuance or transfer of shares of stock of the Corporation which would reduce the stock ownership of Filipino citizens to less than the minimum percentage of the outstanding capital stock required by law to be owned by Filipino citizens, shall be allowed or permitted to be recorded in the books of the Corporation.

All transfer shall be valid and binding on the Corporation only upon the recording thereof in the books of the Corporation, cancellation of the certificate surrendered to the Secretary, and issuance of a new certificate to the transferee.

No share of stock against which the Corporation holds unpaid claim shall be transferable in the books of the Corporation.

SECTION 4. LOST, DESTROYED AND MUTILATED CERTIFICATES. The holder of any stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefore. Any stockholder who claims that his certificate of stock has been lost or destroyed shall file an affidavit in triplicate with the Corporation stating the circumstances of such loss or destruction, and he shall further give notice thereof by publication in a newspaper of general circulation in Manila once a week for three (3) consecutive weeks. After one (1) year from the date of the last publication, if no contest has been presented regarding said certificate(s) of stock, a new certificate or certificates marked "DUPLICATE" shall be issued to such stockholder, provided that, a bond may be given in lieu of the one-year period required prior to issuance of replacement pursuant to Section 73(2) of the Corporation Code equal to three times the market value of the shares of stock represented by the certificate of stock lost, stolen or destroyed as of the date of the written request for replacement certificate was filed and provided, that the bond be issued by a surety corporation of good standing and acceptable to the Corporation.

SECTION 5. ADDRESSES. Every stockholder and transferee shall furnish the Secretary or transfer agent with his address to which notices may be served upon or mailed to him. If any stockholder shall fail to designate any change in such address, corporate notices shall be deemed properly served upon him by delivery or mail directed to him at his last known postal address.

SECTION 6. TREASURY STOCK. All issued and outstanding stock of the Corporation which may be purchased by or transferred to the Corporation shall become treasury stock and shall be held subject to disposition in accordance to the Seventh Article of the Articles of Incorporation. While such stocks are held by the Corporation, they shall neither vote, nor participate in dividends.

SECTION 7. FRACTIONAL SHARES. No certificate of stock shall be issued evidencing ownership of a fractional part of a share.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. REGULAR ANNUAL MEETINGS. The annual meeting of the stockholders shall be held on the second Thursday of June of each year, at the main office of the Corporation or such other place in Metro Manila as may be designated in the notice. If the date of the annual meeting falls on a legal holiday, the annual meeting shall be held on the next succeeding business day which is not a legal holiday, at such hour as may be specified in the notice of said meeting. If the election of directors shall not be held on the day designated for the annual meeting or at any adjournment of such meeting, the Board of Directors shall cause the election to be held at a special meeting as soon thereafter as the same may conveniently be held. At such special meeting, the stockholders may elect the directors and transact other business as stated in the notice of the meeting with the same force and effect as at an annual meeting duly called and held.

The Board of Directors may, by majority vote and for good cause, reset the annual meeting to another date.

SECTION 2. NOTICE OF REGULAR ANNUAL MEETINGS. Except as otherwise provided by law, written or printed notice of all annual meetings of stockholders, stating the place and time of the meeting and, if necessary, the general nature of the business to be considered, shall be transmitted by personal delivery, mail, telegraph, facsimile or cable to each stockholder of record entitled to vote thereat at his address last known to the Secretary of the Corporation, at least twenty (20) days before the date of the meeting. Except where expressly required by law, no publication of any notice of annual meeting of stockholders shall be required. If any stockholder shall, in person or by proxy, or by telegraph, cable or facsimile, waive notice of any meeting, whether before or after the holding of such meeting notice thereof need not be given to him. The requirement for notice to the meeting shall be deemed waived if the stockholder, in person or by proxy, shall be present thereat. Notice of any adjourned meeting of the stockholders shall not be given, except when expressly required by law.

SECTION 3. SPECIAL MEETINGS. Special meetings of stockholders may be called by the (i) Chairman of the Board, or (ii) the President of the Corporation, at their discretion, or (iii) upon request in writing addressed to the Chairman of the Board, signed by a majority of the members of the Board of Directors, or (iv) by two or more stockholders registered as the owners of at least thirty percent (30%) of the total shares of stock issued and outstanding which are entitled to vote.

SECTION 4. NOTICE OF SPECIAL MEETINGS. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and time of the meeting, the purpose and purposes for which said meeting is called. The notice shall be given not less than twenty (20) days before the date of the meeting to each stockholder entitled to vote at such meeting. Notices shall be sent by the Secretary by personal delivery, facsimile,

telegraph, cable or by mailing the notice to each stockholder of record at his last known address or by publishing the notice in a newspaper of national circulation at least twenty (20) days prior to the date of the meeting. If mailed, such notice shall be deemed to be given when deposited in the Philippine mail, postage prepaid, directed to the stockholder of record at his last known postal address. Only matters stated in the notice can be the subject of motion or discussions at the meeting. Such notice shall be deemed waived is such shareholder is present at the special meeting, in person or by proxy. Notice of special meetings may be waived in writing by any shareholder, in person or by proxy, before or after the meeting. Notice of any adjourned meeting of the stockholders shall not be required to be given, except when expressly required by law.

SECTION 5. PLACE OF MEETINGS. All meetings of the stockholders shall be held at the main office of the Corporation at Metro Manila, Philippines or such other places in Metro Manila as may be designated in the notice.

SECTION 6. QUORUM. A majority of the subscribed capital, present in person or represented by proxy, shall be sufficient at a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever, except in those cases in which the Corporation Code requires the affirmative vote of a greater proportion.

In the absence of a quorum, any officer entitled to preside or act as Secretary of such meeting, shall have the power to adjourn the meeting from time to time, until stockholders holding the requisite number of shares shall be present or represented. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 7. VOTE. At each meeting of the stockholders, every stockholder shall be entitled to vote in person or by proxy, for each share of stock held by him which has voting power upon the matter in questions. The votes for the election of directors, and, except upon demand by any stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the chairman of the meeting, shall be by viva voce or show of hands.

SECTION 8. ELECTION OF DIRECTORS. The directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for that year at which a quorum is present. At each election for directors every stockholder shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among any number of candidates.

SECTION 9. PROXIES. Stockholders may vote at all meetings the number of shares registered in their respective names, either in person or by proxy duly given in writing and duly presented to and received by the Secretary for inspection and recording not later than five (5) working days before the time set for the meeting, except such period shall be reduced to one (1) working day for meetings that are adjourned due to lack of the necessary quorum. No proxy bearing a signature which is not legally acknowledged by the Secretary shall be honored at the meetings. Proxies shall be valid and effective for five (5) years, unless the proxy provides for a shorter period, and shall be suspended for any meeting wherein the stockholder appears in person.

SECTION 10. FIXING DATE FOR DETERMINATION OF STOCKHOLDERS RECORD. For purposes of determining the stockholders entitled to notice of, or to vote or be voted at any meeting of stockholders or any adjournments thereof, or entitled to receive payment of any dividends or other distribution or allotment of any rights, or for the purpose of any other lawful action, or for making any other proper determination of stockholders, the Board of Directors may provide that the stock and transfer books be closed for a stated period, which shall not be more than sixty (60) days nor less than thirty (30) days before the date of such meeting. In lieu of closing the stock and transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. A determination of stockholders of record entitled to notice of or to vote or be voted at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 11. ORDER OF BUSINESS. The order of business at the annual meeting and as far as possible at all other meetings of the stockholders shall be as follows:

1. Calling the Roll
2. Secretary's proof of notice of the meeting and the existence of a quorum
3. Reading and approval of any unapproved minutes
4. Reports of Officers, annual and otherwise
5. Financial Report and Approval of Financial Statements for the preceding year
6. Election of Directors
7. Unfinished business
8. New business

9. Transaction of such other matters as may properly come during the meeting

10. Adjournment.

SECTION 12. ADJOURNMENTS. Any meeting of the stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting, if the time and place thereof are announced at the meeting at which the adjournment is taken. At the reconvened meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. POWERS OF THE BOARD. Unless otherwise provided by law, the corporate powers of the Corporation shall be exercised, all business conducted and all property of the Corporation controlled and held by the Board of Directors to be elected by and from among the stockholders. Without prejudice to such general powers and such other powers as may be granted by law, the Board of Directors shall have the following express powers.

a.) From time to time, to make and change rules and regulations not inconsistent with these by-laws for the management of the Corporation's business and affairs;

b.) To purchase, receive, take, or otherwise acquire in any lawful manner, for and in the name of the Corporation, any and all properties, rights, interest or privileges, including securities and bonds of other Corporations, as the transaction of the business of the Corporation may reasonably or necessarily require, for such consideration and upon such terms and conditions as the Board may deem proper or convenient.

c.) To invest the funds of the Corporation in another Corporation or business or for any other purposes other than those for which the Corporation was organized, whenever in the judgment of the Board of Directors the interests of the Corporation would thereby be promoted, subject to such stockholders' approval as may be required by law;

d.) To incur such indebtedness as the Board may deem necessary and, for such purpose, to make and issue evidence of such indebtedness including, without limitation, notes, deeds of trust, instruments, bonds, debentures, or securities, subject to such stockholder approval as may be required by law, and/or pledge, mortgage, or otherwise encumber all or part of the properties and rights of the Corporation;

e.) To guarantee, for and in behalf of the Corporation obligations of other Corporations or entities in which it has lawful interest;

f.) To make provisions of the discharge of the obligations of the Corporation as they mature, including payment for any property, or in stock, bonds, debentures, or other securities of the Corporation lawfully issued for the purpose;

g.) To sell, lease, exchange, assign, transfer or otherwise dispose of any property, real or personal, belonging to the Corporation whenever in the Board's judgment, the Corporation's interest would thereby be promoted;

h.) To establish pension, retirement, bonus, profit-sharing or other types of incentives or compensation plans for the employees, including officers and directors of the Corporation and to determine the persons to participate in any such plans and the amount of their respective participation;

i.) To prosecute, maintain, defend, compromise or abandon any lawsuit in which the Corporation or its officers are either plaintiffs or defendants in connection with the business of the Corporation, and likewise, to grant installments for the payments or settlement of whatsoever debts are payment to the Corporation;

j.) To delegate, from time to time, any of the powers of the Board which may lawfully be delegated in the course of the current business or businesses of the Corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the Corporation with such powers (including the power to sub-delegate), and upon such terms, as may be deemed fit;

k.) To implement these by-laws and to act on any matter not covered by these by-laws, provided such matter does not require the approval or consent of the stockholders under any existing law, rules or regulation.

SECTION 2. COMPOSITION AND TERM OF OFFICE. The business and property of the Corporation shall be managed by the Board of Directors which shall be composed of stockholders who each have at least one (1) share registered in their name and who shall be elected annually by the stockholders owning a majority of the subscribed capital stock entitled to vote in the manner provided in these By-Laws for a term of one year. Each member of the Board of Directors shall serve until the election and acceptance of his duly qualified successor, or until his death or until he shall resign or shall have been removed in the manner provided by law.

SECTION 3. ORGANIZATIONAL MEETING. The Board of Directors shall meet for the purpose of organization, election of officers and the transaction of other business, as soon as practicable after each annual election of directors and on the same day, and if practical at the same place at which regular meetings of the Board of Directors are held. Notice of such meeting need not be given. Such meeting may be held at any other time and place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or in a consent and waiver of notice thereof signed by all the directors.

SECTION 4. REGULAR AND SPECIAL MEETINGS. Regular meetings of the Board of Directors shall be held every quarter on such date and time, and at such place as may be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board and Chief Executive Officer, the Vice-Chairman, the President or a majority of the Board of Directors of the Corporation.

SECTION 5. NOTICE OF MEETINGS. Notice of either regular or special meetings shall be given by the Secretary by posting the same in a postage-prepaid letter address to each member of the Board at his given address, or by delivering the same to him in person, or transmitted by telegraph, facsimile or cable to each director at least three (3) working days before the day on which the meeting is to be held. The notice of special meeting shall state the time and place o f the meeting and the object thereof. Notice of any meeting of the Board need not be given to any director, if waived by him in writing, whether before or after such meeting is held or if he shall be present at the meeting, and any meeting of the Board shall be legal meeting without any notice thereof having been given to any director, if all the directors shall be present thereat.

SECTION 6. QUORUM. A quorum at any meeting of the Board of Directors shall consist a majority of the number of directors fixed in the Articles of Incorporation. A majority of such quorum shall decide any question that may come before the meeting and shall be considered a valid corporate act, except for the election of officers which shall require the vote of a majority of all the members of the Board. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum be had. Notice of any adjourned meeting need not be given.

SECTION 7. CONDUCT OF THE MEETINGS. Meetings of the Board of Directors shall be presided over by the Chairman of the Board and Chief Executive Officer, or in his absence, the Vice-Chairman, or in the absence of the latter, the President, or if none of the foregoing is in office and present and acting, by any other director chosen by the Board. The Secretary shall act as secretary of every meeting, and if he is unable to do so, the chairman of the meeting shall appoint a secretary of the meeting.

SECTION 8. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the President or the Secretary of the Corporation. The resignation of any director shall take effect as of the date of its acceptance by the Board of Directors.

SECTION 9. VACANCIES. Any vacancy in the Board other than by removal by the stockholders or by expiration of the term, may be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum; otherwise, the vacancy must be filled by the stockholders called for the purpose. A director so elected to fill a vacancy shall be elected only for the unexpired term of his predecessor in office.

Any directorship to be filled by reason of an increase in the number of directors or due to the removal of a director by the stockholders in the manner provided by law shall be filled by an election at a regular or at a special meeting of the stockholders duly called for the purpose, or in the same meeting authorizing such increase or removal of directors.

SECTION 10. COMPENSATION. Each director shall receive a reasonable per diem for his attendance at every meeting of the Board. Furthermore, every member of the Board shall receive such amounts, not to exceed ten percent (10%) of the net income before income tax of the Corporation during the preceding year, as may be determined by the Board of Directors, as compensation, subject to the approval by the stockholders.

SECTION 11. EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS. The Board of Directors may form an Executive Committee composed of five (5) members to be elected by the Board of Directors from among its members. Said Committee may act by majority vote of its members, in the course of the normal business or businesses of the Corporation, on such matters within the competence of the Board, except with respect to:

a.) Approval of any action for which shareholders approval is also required;

b.) Filing of vacancies in the Board of Directors;

c.) Amendment or repeal of the By-laws, or the adoption of new By-laws of the Corporation;

d.) Amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

e.) Declaration and distribution of cash dividends to shareholders; and

f.) Any matter that may be limited by law or by the Board of Directors by the majority vote of its members.

SECTION 12. GUIDELINES ON THE NOMINATION AND ELECTION OF INDEPENDENT DIRECTORS. The following criteria and guidelines shall be observed in the pre-screening, short listing, and nomination of Independent Directors:

A. Definition

1. An Independent Director is a person who, apart from his fees and shareholdings, is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director in the corporation that meets the requirements of Section 17.2 of the Securities Regulation Code (SRC) and includes, among others, any person who:

   1.1. Is not a director or officer or substantial stockholder of the corporation or of its related companies or any of its substantial shareholders (other than as an Independent Director of any of the foregoing);

   1.2. Is not a relative of any director, officer or substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders. For this purpose, relatives includes spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

   1.3. Is not acting as a nominee or representative of a substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders;

   1.4. Has not been employed in any executive capacity by the corporation, any of its related companies or by any of its substantial shareholders within the last five (5) years; and

2. When used in relation to a company subject to the requirements above:

   2.1. Related company means another company which is: (a) its holding company, (b) its subsidiary, or (c) a subsidiary of its holding company; and

   2.2. Substantial shareholder means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

B. Qualifications of Independent Directors

1. An independent director shall have the following qualifications:

   1.1. He shall have at least one (1) share of stock of the corporation;

   1.2. He shall be at least a college graduate or he has sufficient management experience to substitute for such formal education;

   1.3. He shall be twenty one (21) years old up to seventy (70) years old, however, due consideration shall be given to qualified Independent Directors up to the age of eighty (80);

   1.4. He shall have proven to possess integrity and probity; and

   1.5. He shall be assiduous.

2. No person enumerated under Section II (5) of the Code of Corporate Governance shall qualify as an Independent Director. He shall likewise be disqualified during his tenure under the following instances or causes:

   2.1. He becomes an officer or employee of the corporation where he is such member of the board of directors/trustees, or becomes any of the persons enumerated under letter (A) hereof;

   2.2. His beneficial security ownership exceeds 10% of the outstanding capital stock of the company where he is such director;

   2.3. Fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency unless such absences are due to grave illness or death of an immediate family.

   2.4. Such other disqualifications that the Corporate Governance Manual provides.

C. Nomination and Election of Independent Directors

1. The Nomination Committee (Committee) conducts the nomination of Independent Director/s prior to a stockholders' meeting.

2. The Committee solicits nominations for candidates to become Independent Director of the Corporation.

   2.1. All recommendations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.

3. The Committee shall pre-screen the candidates to determine whether they are qualified per definition and listed qualifications listed above. General Guidelines listed in the Corporate Governance Manual, Articles of Incorporation, By Laws of the Corporation, and perceived needs of the Board of Directors and the Corporation such as, but not limited to the following:

   3.1. Nature of the business of the corporations which he is a Director of

   3.2. Age of the nominee for Independent Director

   3.2. Number of directorships / active memberships and officerships in other corporations or organizations

   3.3. Possible conflict of interest

4. The Committee shall prepare a list of all candidates and evaluate the candidates based on the required above-listed required qualifications to enable it to effectively review the qualifications of the nominees for Independent Director/s.

5. After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for Independent Directors, as required under Part IV (A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the Commission and to all stockholders through the filing and distribution of the Information Statement or Proxy Statement, in accordance with SRC Rule 17.1(b) or SRC Rule 20, respectively, or in such other reports the Corporation is required to submit to the Commission.

   5.1. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.

6. Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Director/s. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained nor allowed on the floor during the actual annual stockholders'/memberships' meeting. (As amended on July 22, 2004 by stockholders representing more than 2/3 of the outstanding capital stock and on May 26, 2004 by more than majority of Board of Directors.)

ARTICLE IV

OFFICER

SECTION 1. ELECTION, TERM OF OFFICE AND QUALIFICATIONS. At the organizational meeting referred to in Article III, Section 3 of these By-laws, the Board of Directors shall elect a Chairman of the Board and Chief Executive Officer, a Vice-Chairman, a President and Chief Operating Officer, one or more Executive Vice-Presidents, one or more Senior Vice-Presidents, one or more Vice-Presidents, a Treasurer and a Secretary and may also from time to time appoint such other officers and agents as it may deem proper. The Board of Directors may create such other additional positions as it may consider proper. The Chairman of the Board, the Vice Chairman and the President shall be stockholders and directors. Neither the Chairman of the Board and Chief Executive Officer, the Vice Chairman, nor the President may concurrently act as Secretary or Treasurer of the Corporation. The Secretary shall be a resident and a citizen of the Philippines. Every officer shall hold office only during the pleasure of the Board of Directors, and all vacancies occurring among such officers by death, removal, resignation or disability shall be filled by the Board of Directors. Any such resignation shall take effect upon acceptance thereof by the Board of Directors. In case of temporary absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate the powers and duties of such officer to another qualified person.

The Board of Directors may appoint such subordinate officers, agents and employees as it may deem advisable or convenient.

The Board of Directors, and the Chairman of the Board and Chief Executive Officer, from time to time shall prescribe the duties of the officers, agents and employees of the Corporation, and all officers and employees of the Corporation shall be subject to immediate removal by the Board of Directors with or without cause.

SECTION 2. CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. The Chairman of the Board shall be the Chief Executive Officer of the Corporation. He shall exercise the following functions:

a.) To preside over all the meetings of the Board of Directors and the stockholders;

b.) To sign certificates of stock along with the Secretary, and make reports to the stockholders together with the President;

c.) To initiate and develop corporate objectives and policies and formulate long range projects, plans and programs for the approval of the Board of Directors, including those for executive training, development and compensation;

d.) To represent the Corporation at all functions and proceedings with full powers to vote any and all shares owned by the Corporation and to appoint and/or sign proxies on behalf of the Corporation at the annual, general or any special stockholders' meeting or meetings and adjournments thereof of any corporation in which the Corporation owns stocks, except as otherwise directed by the Board of Directors; (As amended on July 2, 1997)

e.) To execute on behalf of the Corporation all contracts, agreements and other instruments affecting the interests of the Corporation which require the approval of the Board of Directors, except as otherwise directed by the Board of Directors;

f.) To prescribe additional functions or duties to any of the officers of the Corporation;

g.) To exercise such powers as may be incidental to his office and perform such duties as the Board of Directors may assign to him.

The Chairman of the Board may assign the exercise or performance of any of the foregoing powers, duties and functions to any other officer(s) of the Corporation, subject always to his supervision and control.

SECTION 3. VICE-CHAIRMAN OF THE BOARD. The Vice-Chairman of the Board shall preside at all meetings of the stockholders and the Board of Directors in the absence of the Chairman. He shall perform such other functions as may from time to time be delegated to him by the Board of Directors.

SECTION 4. PRESIDENT. The President shall be the Chief Operating Officer and shall have administration and direction of the day-to-day business affairs of the Corporation. He shall exercise the following functions:

a.) To preside at the meetings of the Board of Directors and of the stockholders in the absence of the Chairman or the Vice-Chairman;

b.) To have general supervision and management of the business affairs and property of the Corporation;

c.) To ensure that the administrative and operational policies of the Corporation are carried out under his supervision and control;

d.) Subject to guidelines prescribed by law, to appoint, remove, suspend or discipline employees of the Corporation, prescribe their duties, and determine their salaries;

e.) To oversee the preparation of the budgets and the statements of accounts of the Corporation;

f.) To prepare such statements and reports of the Corporation as may be required of him by law;

g.) To represent the Corporation at all functions and proceedings, when authorized by the Chairman of the Board or the majority of the Board of Directors;

h.) To vote any or all shares owned by the Corporation and to appoint and/or sign proxies on behalf of the Corporation at the annual, general or any special stockholders' meeting or meetings and adjournments thereof of any corporation in which the Corporation owns stocks, unless exercised by the Chairman or otherwise directed by the Board of Directors; (As amended on July 2, 1997)

i.) To make reports to the Board of Directors and together with the Chairman, to the stockholders; and

j.) To perform such other duties as are incident to his office or are entrusted to him by the Board of Directors, or the Chairman of the Board.

The Chairman of the Board and the President may assign the exercise or performance of any of the foregoing powers, duties and functions to any other officer(s) of the Corporation, subject always to their supervision and control.

SECTION 5. EXECUTIVE VICE-PRESIDENT(S). The Executive Vice-President(s) shall have such powers and shall perform such duties as may from time to time, be assigned to him or them by the Board of Directors or the Chairman of the Board.

SECTION 6. SENIOR VICE-PRESIDENT(S). The Senior Vice-President(s) shall have such powers and shall perform such duties as may from time to time, be assigned to him or them by the Board of Directors or the Chairman of the Board.

SECTION 7. VICE PRESIDENT(S). The Vice-President(s) shall have such powers and shall perform such duties as may from time to time, be assigned to him or them by the Board of Directors or the Chairman of the Board.

SECTION 8. TREASURER. The Treasurer shall deposit all moneys, and other valuable effects of the Corporation in such trust companies, banks or depositaries as the Board of Directors shall from time to time designate. He shall have authority to receive and give receipts for all funds, or sums of money given to the Corporation from any source whatsoever and to endorse checks, drafts and warrants in its name and on its behalf, and to give full discharge, for the same. Proper accounts shall be kept in his office of all receipts and disbursements made by him for the Corporation, with the vouchers in support thereof, which shall be submitted to any auditor or auditors appointed by the stockholders for inspection as and when required. The Treasurer shall at all times be subject to the control of the Board of Directors, and shall perform such other duties as may properly be delegated to him. He shall, if the Board of Directors so require, give a bond in such an amount, as the Board may require for the faithful performance of his duties.

SECTION 9. SECRETARY. The Secretary shall record all the votes and proceedings of the stockholders and of the directors in a book kept for that purpose. He shall have charge of the corporate seal of the Corporation. He shall keep at the principal office of the Corporation the stock and transfer book and therein keep a record of all the stock, the names of stockholders alphabetically arranged with the addresses to which notices may be sent, the installments paid and unpaid on all stock for which subscription has been made and the date of payment of any installment; a statement of every alienation, sale or transfer of stock made, the date thereof and by and to whom made. He shall perform such other duties as may be properly delegated to him.

SECTION 10. COMPENSATION. The Board of Directors shall determine the remuneration to be received by the officers designated in these by-laws. All other officers of the Corporation shall receive such remuneration as the Board of Directors may determine, upon recommendation of the President. The fact that any officer is a director shall not preclude him form receiving a salary or bonus as officer or from voting upon the resolution fixing the same.

ARTICLE V

OFFICE

The main office of the Corporation shall be located at Metro Manila, Philippines. Branch offices may likewise be established in such other places in the Philippines or in foreign countries, as the Board of Directors may determine from time to time.

ARTICLE VI

DIVIDENDS AND FINANCES

SECTION 1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of January and shall end on the last day of December of each year.

SECTION 2. EXTERNAL AUDITOR. An independent Auditor shall be designated by the Board of Directors prior to the close of the business in each fiscal year. The auditor shall audit and examine the books of account of the Corporation, and shall certify to the Board of Directors and shareholders the annual balance of said books which shall be prepared at the close of the said year under the direction of the Treasurer. No director or officer of the Corporation, and no firm or corporation of which such officer or director is a member, shall be eligible to discharge the duties of Auditor. The compensation of the Auditor shall be fixed by the Board of Directors.

SECTION 3. DIVIDENDS. Dividends payable out of the surplus profits of the Company shall be declared at such time and in such manner and in such amounts as the Board of Directors shall determine. Provided that, stock dividends shall be subject to the approval of the stockholders in a meeting called for the purpose.

ARTICLE VII

AMENDMENT OF BY-LAWS

These By-Laws, or any of them, may be altered, amended, extended or repealed by stockholders representing a majority of the outstanding capital stock, and of the directors by the majority vote at any of their meetings. The Board of Directors, when authorized by resolution by the stockholders owning at least two-thirds (2/3) of the outstanding capital stock, shall have authority to amend or repeal these by-laws or to enact new by-laws, but such by-laws may be altered, amended, extended or repealed by the stockholders representing the majority of the outstanding capital stock, at any meeting.

ARTICLE VIII

SEAL

The Corporate seal shall consist of a circular design in which is inscribed the name of the Corporation, JG SUMMIT HOLDINGS, INC.

ARTICLE IX

ADOPTION CLAUSE

The foregoing by-laws were adopted by all the stockholders of the Corporation on ______________ at the principal office of the corporation.

IN WITNESS WHEREOF, we the undersigned stockholders of the corporation present at said meeting and voting thereat in favor of the adoption of said by-laws have hereunto subscribed our names this _____ day of _________________, 19____.

(SGD.) JOHN GOKONGWEI, JR.

(SGD.) JAMES L. GO

(SGD.) HENRY L. GO

(SGD.) LANCE Y. GOKONGWEI

(SGD.) JOHNSON ROBERT L. GO

JG SUMMIT HOLDINGS, INC.
Metro Manila

DIRECTORS' CERTIFICATE

We, the undersigned, being the Chairman of the Board, the Corporate Secretary and the majority of the members of the Board of Directors of **JG SUMMIT HOLDINGS, INC.** (the "Corporation"), hereby certify that:

(1) The Amended By-Laws of the Corporation was further amended by a unanimous vote of the Board of Directors in a meeting held on May 26, 2004 and by the vote of stockholders representing more than two-thirds (2/3) of the outstanding capital stock of the Corporation at the annual meeting of stockholders held on July 22, 2004, whereby the following resolutions were approved:

"**RESOLVED**, that the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") approve, as it hereby approves the amendment of Article III of the Amended By-Laws of the Corporation by the insertion of a new Section 12 to provide for the required guidelines on the nomination and election of independent directors pursuant to SEC Memorandum Circular No. 16 Series of 2002, to read as follows:

"ARTICLE III
BOARD OF DIRECTORS

xxx...xxx

SECTION 12. GUIDELINES ON THE NOMINATION AND ELECTION OF INDEPENDENT DIRECTORS. The following criteria and guidelines shall be observed in the pre-screening, short listing, and nomination of Independent Directors:

A. Definition

1. An Independent Director is a person who, apart from his fees and shareholdings, is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director in the corporation that meets the requirements of Section 17.2 of the Securities Regulation Code (SRC) and includes, among others, any person who:

1.1. Is not a director or officer or substantial stockholder of the corporation or of its related companies or any of its substantial

shareholders (other than as an Independent Director of any of the foregoing);

1.2. Is not a relative of any director, officer or substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders. For this purpose, relatives includes spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

1.3. Is not acting as a nominee or representative of a substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders;

1.4. Has not been employed in any executive capacity by the corporation, any of its related companies or by any of its substantial shareholders within the last five (5) years; and

2. When used in relation to a company subject to the requirements above:

2.1. Related company means another company which is: (a) its holding company, (b) its subsidiary, or (c) a subsidiary of its holding company; and

2.2. Substantial shareholder means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

B. Qualifications of Independent Directors

1. An independent director shall have the following qualifications:

1.1. He shall have at least one (1) share of stock of the corporation;

1.2. He shall be at least a college graduate or he has sufficient management experience to substitute for such formal education;

1.3. He shall be twenty one (21) years old up to seventy (70) years old, however, due consideration shall be given to qualified Independent Directors up to the age of eighty (80);

1.4. He shall have proven to possess integrity and probity; and

1.5. He shall be assiduous.

2. No person enumerated under Section II (5) of the Code of Corporate Governance shall qualify as an Independent Director. He shall likewise be disqualified during his tenure under the following instances or causes:

2.1. He becomes an officer or employee of the corporation where he is such member of the board of directors/trustees, or becomes any of the persons enumerated under letter (A) hereof;

2.2. His beneficial security ownership exceeds 10% of the outstanding capital stock of the company where he is such director;

2.3. Fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency unless such absences are due to grave illness or death of an immediate family.

2.4. Such other disqualifications that the Corporate Governance Manual provides.

C. Nomination and Election of Independent Directors

1. The Nomination Committee (Committee) conducts the nomination of Independent Director/s prior to a stockholders' meeting.

2. The Committee solicits nominations for candidates to become Independent Director of the Corporation.

2.1. All recommendations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.

3. The Committee shall pre-screen the candidates to determine whether they are qualified per definition and listed qualifications listed above, General Guidelines listed in the Corporate Governance Manual, Articles of Incorporation, By Laws of the Corporation, and perceived needs of the Board of Directors and the Corporation such as, but not limited to the following:

3.1. Nature of the business of the corporations which he is a Director of

3.2. Age of the nominee for Independent Director

3.3. Number of directorships / active memberships and officerships in other corporations or organizations

3.4. Possible conflict of interest

4. The Committee shall prepare a list of all candidates and evaluate the candidates based on the required above-listed required qualifications to enable it to effectively review the qualifications of the nominees for Independent Director/s:

5. After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for Independent Directors, as required under Part IV (A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the Commission and to all stockholders through the filing and distribution of the Information Statement or Proxy Statement, in accordance with SRC Rule 20, or in such other reports the Corporation is required to submit to the Commission.

5.1. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.

6. Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Director/s. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained nor allowed on the floor during the actual annual stockholders' meeting.(As amended on July 22, 2004 by stockholders representing more than 2/3 of the outstanding capital stock and on May 26, 2004 by more than majority of Board of Directors.)"

(2) The attached is a full, complete, true and correct copy of the Amended By-Laws of the Corporation, as further amended.

IN WITNESS WHEREOF, we have hereunto set our hands this 8th of October 2004 at Metro Manila, Philippines.

JOHN GOKONGWEI, JR. Director	**JAMES L. GO** Director
LANCE Y. GOKONGWEI Director	**JOHNSON ROBERT L. GO, SR.** Director
PATRICK HENRY C. GO Director	Cebu-based **LILY NGOCHUA** Director

CERTIFIED MACHINE COPY
PAGE 234 OF 2__ PAGES
VERIFIED BY: ____

GABRIEL C. SINGSON
Director

IGNACIO GOTAO
Director

JOSE T. PARDO
Director

RICARDO J. ROMULO
Director

CORNELIO T. PERALTA
Director

ROSALINDA RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this ______ day of DEC 13 2004, 2004, the following persons with their respective Community Tax Certificates, to wit:

NAME	COMM. TAX CERT. NO.	DATE/ PLACE ISSUED
JOHN GOKONGWEI, JR.	22276974	1.27.04/ Pasig City
JAMES L. GO	22276977	1.27.04/ Pasig City
LANCE Y. GOKONGWEI	22276976	1.27.04/ Pasig City
JOHNSON ROBERT L. GO, SR.	22276975	1.27.04/ Pasig City
LILY NGOCHUA	08252010	1.15.04/ Cebu City
IGNACIO GOTAO	22310935	2.27.04/ Pasig City
PATRICK HENRY C. GO	22295909	2.12.04/ Pasig City
GABRIEL C. SINGSON	22312878	2.27.04/ Pasig City
RICARDO J. ROMULO	15234976	2.13.04/ Makati City
JOSE T. PARDO	09598304	2.27.04/Muntinlupa City
CORNELIO T. PERALTA	15228786	2.09.04/ Makati City
ROSALINDA F. RIVERA	13765580	1.13.04/ Quezon City

Doc. No.: 36 ;
Page No.: 76 ;
Book No.: IX ;
Series of 2004.

ATTY. JUAN ANTONIO M. EVANGELISTA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. [illegible] MAKATI CITY
IBP NO. [illegible] MISAMIS ORIENTAL
QUEZON CITY

/kds/

CERTIFIED MACHINE COPY
PAGE 24 OF 26 PAGES
VERIFIED BY: ________

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
EDSA, MANDALUYONG, METRO MANILA

1/10 20 08

I HEREBY CERTIFY THAT THE FOREGOING IS A TRUE AND CORRECT MACHINE REPRODUCTION OF THE OFFICIAL FILE (S) THEREOF IN THE CUSTODY OF THIS COMMISSION CONSISTING OF twenty five (25) PAGE (S).

V6 Summit Holdings

VERIFIED BY: ______ FEES ₱ 150- PAID UNDER
O. R. No. 1 0049 64 DATED 1/10 20 08

VON M. LENTEJAS
PSRU SPECIALIST I
PUBLIC REFERENCE UNIT, CRRD

REPUBLIKA NG PILIPINAS